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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                     ---------------------------------

                             Amendment No. 2 to

                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              and Statement on
                       SCHEDULE 13D (Amendment No. 1)
                 under the Securities Exchange Act of 1934
                 -----------------------------------------

                          RECOVERY ENGINEERING, INC.
                          --------------------------
                          (Name of Subject Company)

                         THE PROCTER & GAMBLE COMPANY
                                TENZING, INC.
                           -----------------------
                                  (Bidders)

                         Common Stock, $.01 Par Value
                       (Including the associated Rights)
                       ---------------------------------
                        (Title of Class of Securities)

                                 756269 10 6
                       ---------------------------------
                        (CUSIP Number of Common Stock)

                               Terry L. Overbey
                         The Procter & Gamble Company
                          One Procter & Gamble Plaza
                         Cincinnati, Ohio 45202-3315
                                (513) 983-1100

                               with a copy to:

                            Stephen Fraidin (P.C.)
                   Fried, Frank, Harris, Shriver & Jacobson
                              One New York Plaza
                        New York, New York 10004-1930
                                (212) 859-8000
         (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

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


CUSIP No. 756269 10 6

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    THE PROCTER & GAMBLE COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,930,374

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,930,374

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,930,374

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    97.7%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 756269 10 6

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    TENZING, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MINNESOTA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           7,930,374

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         7,930,374

                10  SHARED DISPOSITIVE POWER

                    - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,930,374

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    97.7%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 2 to the Schedule 14D-1 filed on September 1, 1999, as thereafter amended, and this Amendment No. 1 to the Schedule 13D filed on September 3, 1999, relate to the tender offer by Tenzing, Inc., a Minnesota corporation, and a direct wholly owned subsidiary of The Procter & Gamble Company, an Ohio corporation, to purchase all the outstanding shares of common stock, par value $0.01 per share (the "Shares"), including the associated stock purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1996, as amended, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, of Recovery Engineering, Inc., a Minnesota corporation, at a purchase price of $35.25 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 1999 and in the related Letter of Transmittal.

          This is the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule. The tender offer terminated at 12:00 midnight, New York City time, on Wednesday, September 29, 1999. A total of approximately 7,930,374 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 151,087 Shares tendered by notice of guaranteed delivery). This represented approximately 97.7% of the issued and outstanding Shares of the Company.

Item 11.  Material to be filed as Exhibits

          Item 11 is hereby amended to add the following exhibit:

               (a)(11) Press Release, as issued by Parent on September 30,
1999.

                                 SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

September 30, 1999


                                   THE PROCTER & GAMBLE COMPANY


                                   By:  /s/ Clayton C. Daley, Jr.
                                        -----------------------------------
                                        Name:  Clayton C. Daley, Jr.
                                        Title: Chief Financial Officer


                                   TENZING, INC.


                                   By:  /s/ Clayton C. Daley, Jr.
                                        -----------------------------------
                                        Name:  Clayton C. Daley, Jr.
                                        Title: Chief Financial Officer